FILED PURSUANT TO RULE 424(B)(3)
File Number 333-158657
SUNGARD DATA SYSTEMS INC.
SUPPLEMENT NO. 4 TO
MARKET-MAKING PROSPECTUS DATED OCTOBER 20, 2009

THE DATE OF THIS SUPPLEMENT IS DECEMBER 30, 2009

ON DECEMBER 30, 2009, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED
CURRENT REPORT ON FORM 8-K DATED DECEMBER 23, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 23, 2009
Commission file numbers:

SunGard Capital Corp.	000-53653
SunGard Capital Corp. II	000-53654
SunGard Data Systems Inc.	1-12989
SunGard® Capital Corp.
SunGard® Capital Corp. II
SunGard® Data Systems Inc.
(Exact name of registrant as specified in its charter)

Delaware	20-3059890
Delaware	20-3060101
Delaware	51-0267091
(State or other jurisdiction	(I.R.S. Employer
of incorporation)	Identification No.)

680 East Swedesford Road
Wayne, Pennsylvania	19087
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (484) 582-2000
Not Applicable
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As announced on December 21, 2009, Michael J. Ruane resigned from his position as chief financial officer of SunGard Data Systems Inc. (the “Company”) effective January 1, 2010, but will remain an employee of the Company in the role of chief financial officer of the Company’s Availability Services business.

The Company and Mr. Ruane entered into an addendum dated December 23, 2009 (the “Addendum”) to his executive employment agreement dated August 11, 2005, as amended (the “Employment Agreement”). The terms of the Addendum include the following:

•	Mr. Ruane’s annual salary and executive incentive compensation plan will remain unchanged and shall be reviewed annually by the Board (or the Compensation Committee of the Board) starting in 2010, pursuant to the Company’s normal compensation and performance review policies for senior level executives.

•	An equity grant of 7,535 restricted stock units and 18,975 Class A common stock options at the first regularly scheduled Board meeting in 2010, subject to approval of the Compensation Committee of the Board and subject to the terms of the Company’s equity compensation plan.

•	A total payment of $3,646,538, payable in equal semi-monthly installments over 24 months commencing January 1, 2010 and ending December 31, 2011, subject to Mr. Ruane’s continued employment.

•	If Mr. Ruane’s employment is terminated without cause or due to his death or disability before December 31, 2011, any remaining unpaid payments will be paid in a lump sum payment within 30 days after the date of termination of employment.

•	If Mr. Ruane’s employment is terminated for cause or on account of voluntary termination before December 31, 2011, all such payments shall cease.

•	If a change of control of the Company or a sale of the Company’s Availability Services business occurs before December 31, 2011 while Mr. Ruane is employed by the Company, any remaining unpaid payments will be paid in a lump sum payment upon or within 30 days after the change of control of the Company or sale of the Company’s Availability Services business, as applicable.

•	No amounts shall be payable to or on behalf of Mr. Ruane under Section 2.1 of the Employment Agreement under any circumstances.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Title
99.1	Addendum dated December 23, 2009 to Executive Employment Agreement by and between SunGard Data Systems Inc. and Michael J. Ruane dated August 11, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Capital Corp.
SunGard Capital Corp. II

December 30, 2009	By:	/s/ Victoria E. Silbey
Victoria E. Silbey
Vice President

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Data Systems Inc.

December 30, 2009	By:	/s/ Victoria E. Silbey
Victoria E. Silbey
Senior Vice President-Legal, General Counsel

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Addendum dated December 23, 2009 to Executive Employment Agreement by and between SunGard Data Systems Inc. and Michael J. Ruane dated August 11, 2005.

EXHIBIT 99.1

Addendum to Executive Employment Agreement

THIS ADDENDUM TO EXECUTIVE EMPLOYMENT AGREEMENT (the “Addendum”) entered into this 23rd day of December 2009, by and between Michael J. Ruane (“Executive”) and SunGard Data Systems Inc. (“SunGard”).

WHEREAS, Executive is currently employed by SunGard and entered into an Executive Employment Agreement on August 11, 2005, as amended (the “Employment Agreement”), pursuant to which Executive is entitled to certain benefits concerning his employment. Capitalized terms used but not defined in this Addendum shall have the meanings given to them in the Employment Agreement.

WHEREAS, Executive’s position at SunGard will change as of January 1, 2010, and SunGard and Executive desire to enter into this Addendum to set forth the terms of Executive’s continued employment with SunGard, effective as of January 1, 2010.

NOW, THEREFORE, intending to be legally bound and in consideration of the mutual covenants and conditions herein contained, the parties hereby agree as follows, notwithstanding anything in the Employment Agreement to the contrary:

1. Employment. Effective upon January 1, 2010, Executive’s position will change from SVP – Finance and Chief Financial Officer, and principal financial officer, of SunGard to SVP- Finance and Chief Financial Officer of SunGard Availability Services.

2. Base Salary. SunGard shall pay Executive a base salary at the annual rate of $454,000, payable in installments in accordance with SunGard’s normal payroll practices. Executive’s base salary shall be reviewed annually by the Board (or the Compensation Committee of the Board) starting in 2010, in consultation with the CEO, pursuant to SunGard’s normal compensation and performance review policies for senior level executives, subject to such changes as may be approved by the CEO and the Board. The amount of any increase for each year shall be determined at such times as bonuses are normally paid to executives of SunGard and shall be retroactive to January 1 of that year. Executive’s base salary shall not be decreased during the employment period; provided, that the foregoing shall not apply to any reduction that is part of a general salary reduction program affecting executives of SunGard, approved by the CEO and the Board, to the extent such reduction does not reduce Executive’s Base Salary below the Base Salary of Executive as of the Closing.

3. Incentive Bonus. Executive shall continue to participate in the Executive Incentive Compensation (“EIC”) plan with the same amount, rights and benefits, including enterprise-wide targets and override, as if he was a senior vice president and officer of SunGard. Currently, Executive’s EIC plan is for $726,000 at target and with an override 0.50%. Executive’s base salary and incentive bonus shall be set by taking into account bench marking data for the position of Chief Financial Officer of SunGard, as has been done in prior years.

4. Equity Compensation. Executive shall receive an equity grant of 7535 restricted stock units (on Units) and 18,975 stock options (on the common A security) at the first regularly scheduled Board meeting in 2010, subject to approval of the Compensation Committee of the Board and subject to the terms of the SunGard equity compensation plan.

5. Additional Compensation: As additional compensation for the services of Executive, Executive shall receive a total of $3,646,538.00, which shall be payable in equal bi-monthly installments (in conjunction with current payroll) over 24 months commencing January 1, 2010 and ending December 31, 2011, subject to Executive’s continued employment. If the Company terminates Executive’s employment without Cause, or if Executive’s employment terminates due to his death or Disability, before December 31, 2011, any remaining unpaid payments of the compensation described in this Section 5 will be paid in a lump sum payment within 30 days after Executive’s date of termination, if Executive executes and does not revoke a Release. If Executive’s employment terminates for Cause or on account of voluntary termination before December 31, 2011, all payments under this Section 5 shall cease.

6. Change of Control or Sale: If a Change of Control of SunGard or a Sale of SunGard Availability Services (as defined below) occurs before December 31, 2011 while Executive is employed by SunGard, any remaining unpaid payments of the compensation described in Section 5 will be paid in a lump sum payment upon or within 30 days after the consummation of the Change of Control of SunGard or Sale of SunGard Availability Services, as applicable. No additional payments shall be made under Section 5. The term “Sale of SunGard Availability Services” means a sale, exchange or disposition of SunGard Availability Services that constitutes a Sale of a Business under the Employment Agreement.

7. Waiver of Amounts under Employment Agreement: Notwithstanding anything in the Employment Agreement to the contrary, Executive agrees that no amounts shall be payable to or on behalf of Executive under Section 2.1 of the Employment Agreement under any circumstances, and Executive waives all rights to payments under Section 2.1 of the Employment Agreement. If the Company terminates Executive’s employment without Cause, or Executive’s employment terminates due to his death or Disability, before December 31, 2011, or if Executive terminates employment for any reason other than Cause after December 31, 2011, Executive will be entitled to elect continued medical, dental and vision coverage as described in Section 2.1(b)(iii)(A) of the Employment Agreement, if Executive executes and does not revoke a Release. In all other respects, Section 2.1 of the Employment Agreement shall be void and of no effect.

8. Notice: If Executive chooses to terminate his employment prior to December 31, 2011, he will provide written notice to the Chief Executive Officer of SunGard three months prior to the date of termination. If Executive gives such notice of termination, SunGard may determine that Executive will cease performing his regular duties before the end of the notice period and Executive will provide such transition services as SunGard deems appropriate through the end of the notice period. SunGard will continue to pay Executive’s base salary until the date of termination at the end of the notice period. In the event that Executive provides such notice of termination, no payments will be made under Section 5 after the date of termination at the end of the notice period, and Executive shall receive all Accrued Compensation as if this was a resignation under Section 2.2(a) of the Employment Agreement.

9. Equity: Nothing in this Addendum shall amend or modify the agreements governing stock held by Executive or equity granted to Executive, which agreements shall remain in full force and effect. Executive’s stock and equity will continue to be treated as if he is an employee of SunGard, rather than an employee of any subsidiary.

In all respects not modified by this Addendum, the Employment Agreement is hereby confirmed.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, have executed this Addendum as of December 23, 2009.

SunGard Data Systems Inc.

By: /s/ Cristóbal Conde
Name: Cristobal Conde
Title: Chief Executive Officer

Executive

/s/ Michael J. Ruane
Michael J. Ruane